April 2009

Preliminary Terms No. 58 to
Registration Statement No. 333-156423
Dated April 8, 2009
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Interest Rates
Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index
Capital Protected Notes provide investors with exposure to a wide variety of assets and asset classes, in this case interest rates, with limited or no downside risk to the initial investment.  They are for investors who are concerned about principal risk and who are willing to forgo a stated interest rate in exchange for access to the index as well as principal protection. The notes are senior unsecured obligations of Morgan Stanley, and all payments on the capital protected notes, including the repayment of principal and the supplemental redemption amount, if any, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	April , 2009
Original issue date:	April , 2009 ( business days after the pricing date)
Maturity date:	April 27, 2012
Interest:	None
Index:	The Morgan Stanley Enhanced Eurodollar Rate Bias USD Index (see “Annex A” to these preliminary terms for more information)
Principal protection:	100%
Payment at maturity:	The payment at maturity per $1,000 stated principal amount will equal: $1,000 + supplemental redemption amount (if any) In no event will the payment at maturity be less than $1,000.
Supplemental redemption amount:	$1,000 x index percent change x leverage factor, provided that the supplemental redemption amount will not be less than zero
Leverage factor:	7.0 to 8.5, to be determined on the pricing date
Maximum payment at maturity:	None
Index percent change:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the determination date
Determination date:	April 18, 2012, subject to adjustment for non-index business days
CUSIP:	617482EP5
ISIN:	US617482EP54
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Note	$1,000	$20	$980
Total	$	$	$

(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for capital protected notes.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement for Capital Protected Notes dated December 23, 2008
Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK. FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

  FWP: MSPRB1208002

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Investment Overview
Capital Protected Notes
The 100% Capital Protected Notes (the “notes”) provide investors:

¡	an opportunity to gain leveraged upside exposure to the performance of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index (the “index”)

¡	100% principal protection regardless of the performance of the index

At maturity, if the index has depreciated or has not appreciated at all, the investment will redeem for the stated principal amount without any yield on your investment.  All payments on the notes, including the repayment of principal and the supplemental redemption amount, if any, are subject to the credit risk of Morgan Stanley.

Maturity:	3 years
Payment at maturity:	Par + the supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x index percent change x leverage factor
Leverage factor:	7.0 to 8.5, to be determined on the pricing date
Maximum payment at maturity:	None
Principal protection:	100%
Interest:	None

Index Overview

The Morgan Stanley Enhanced Eurodollar Rate Bias USD Index is a proprietary index, developed by Morgan Stanley, that reflects the performance of an algorithmic trading strategy that attempts to identify and exploit "forward rate bias," which is an observed trend that interest rate futures contracts, as a measure of future short-term interest rates, have tended to overestimate realized interest rates when interest rate markets are falling and tended to underestimate realized interest rates when interest rate markets are rising.  The value of the index is calculated, maintained and published daily by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”) and displayed by Bloomberg under the ticker symbol “MSEERB.”  For more information on the index, see "Annex A—The Morgan Stanley Enhanced Eurodollar Rate Bias USD Index."
Information as of market close on April 6, 2009

Bloomberg Ticker Symbol:	MSEERB
Current Index Value:	131.0287
52 Weeks Ago:*	130.3730
52 Week High Index Closing Value (on 1/14/2009):*	131.5476
52 Week Low Index Closing Value (on 6/13/2008):*	127.9240

Index Historical Performance Daily Index Closing Values* September 12, 1990 to April 6, 2009

*The information above reflects the published closing values of the index from February 27, 2009 through April 6, 2009 and the indicative closing values for the index in the period from September 12, 1990 through February 26, 2009.  Because S&P began public dissemination of the index on February 27, 2009, the closing values set forth above prior to February 27, 2009 are hypothetical values based on historical trading data for the futures contracts constituting the index, calculated by S&P as though the index had been published during that period.

April 2009	Page 2

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Key Investment Rationale

The notes offer 7.0 to 8.5 times exposure on the positive performance of the index while protecting 100% of your principal in exchange for forgoing current yield or interest.

Principal Protection	The notes offer investors leveraged upside exposure to the index while maintaining 100% protection of the invested principal.
Best Case Scenario
The index increases in value and, at maturity, the notes redeem for an amount greater than par equal to (i) the stated principal amount of $1,000 per note plus (ii) 7.0 to 8.5 times the index percent change.

Worst Case Scenario	The index either declines or does not appreciate in value and, at maturity, the notes redeem for the stated principal amount of $1,000 per note.

Summary of Selected Key Risks (see page 9)

¡	The notes may not pay more than the stated principal amount at maturity.

¡	There will be no payments of interest with respect to the notes, and the return on the notes may be less than a conventional debt security.

¡	There are risks related to the index strategy, which was developed by Morgan Stanley based on historical trends in the interest rate market.

¡	The future performance of the index is uncertain. Publication of the index commenced on February 27, 2009.

¡	An investment in the notes is subject to significant interest rate-related risks.

¡	The market price of the notes may be influenced by many unpredictable factors.

¡	The notes are subject to our credit risk, and our credit ratings and credit spreads may adversely affect the market value of the notes.

¡	The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

¡	Adjustments to the index could adversely affect the value of the notes.

¡	The notes will not be listed, and secondary trading may be limited. You should be willing to hold your notes to maturity.

¡	The economic interests of the calculation agent may be potentially adverse to investors.

¡	Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the index.

April 2009	Page 3

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Fact Sheet

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and will have the terms described in the accompanying prospectus supplement for capital protected notes and prospectus, as supplemented and modified by these preliminary terms.  At maturity, we will pay the stated principal amount of $1,000 per note plus a supplemental redemption amount, if any, based on the increase, if any, in the value of the index.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.  All payments on the notes, including the repayment of principal and the supplemental redemption amount, if any, are subject to the credit risk of Morgan Stanley.

Expected Key Dates
Pricing Date	Original Issue Date (Settlement Date)	Maturity Date
April , 2009	April , 2009 ( business days after the pricing date)	April 27, 2012, subject to postponement due to a non-index business day
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Aggregate principal amount:	$
Interest:	None
Principal protection:	100%
Bull or bear notes:	Bull notes
Index:	The Morgan Stanley Enhanced Eurodollar Rate Bias USD Index (see “Annex A” to these preliminary terms for more information)
Underlying index publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”)
Payment at maturity:	The payment at maturity per $1,000 stated principal amount will equal: $1,000 + supplemental redemption amount (if any) In no event will the payment at maturity be less than $1,000.
Supplemental redemption amount:	$1,000 x index percent change x leverage factor, provided that the supplemental redemption amount will not be less than $0
Leverage factor:	7.0 to 8.5, to be determined on the pricing date
Maximum payment at maturity:	None
Index percent change:	(final index value - initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:
The index closing value on the determination date.  The calculation agent will determine the supplemental redemption amount based on the final index value on the determination date.  If the calculation agent determines that the determination date is not an index business day, the determination date will be postponed until the first index business day following the scheduled determination date.  In no event, however, will the determination date be postponed by more than 5 trading days.

If the final index value has not been determined by the fifth trading day following the scheduled determination date because such day is not an index business day, the calculation agent will determine the final index level on such day, based on its good faith estimate of the closing price on such date of the futures contract most recently referenced by the index.
In certain circumstances, the final index value will be based on the alternate calculation of the index described under “Discontinuance of the index; alteration of method of calculation,” below.

Price source:	Bloomberg ticker symbol “MSEERB”
Determination date:	April 18, 2012, subject to adjustment for non-index business days
Call right:	The notes are not callable prior to the maturity date
Postponement of maturity date:
If the determination date is postponed so that it falls less than two scheduled trading days prior to the scheduled maturity date, the maturity date will be the second scheduled trading day following the determination date, as postponed.

Risk factors:	Please see “Risk Factors” on page 9

April 2009	Page 4

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Key Terms (continued from previous page)
Discontinuance of the index; alteration of method of calculation:
If S&P discontinues publication of the index and S&P or another entity (including an affiliate of the issuer) publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as a “successor index”), then any final index value shall be determined by reference to the published value of such successor index at the regular weekday close of trading on any index business day that the final index value is to be determined.

If the publication of the index is discontinued and such discontinuance is continuing at any time when the final index value is to be determined and the calculation agent determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the final index value at such time in accordance with the formula for calculating the index last in effect prior to such discontinuance.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of the notes.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be furnished to the trustee, to the issuer and to The Depository Trust Company ("DTC"), as holder of the notes, within three trading days of such selection.  We expect that such notice will be made available to you, as a beneficial owner of the notes, as applicable, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

Relevant exchange:	The primary exchange(s) or market(s) of trading for any futures contract then referenced by the index, or any successor index.
Index business day:
A day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange and the closing value of the futures contract referenced by the index is published by the regular weekday close of trading by the relevant exchange.

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617482EP5
ISIN:	US617482EP54
Tax considerations:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income.  If the notes were priced on April 6, 2009, the “comparable yield” for the notes would be a rate of 5.7226% per annum, compounded semi-annually; however, the comparable yield will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $1,000) consists of a projected amount equal to $1,184.6516 due at maturity. The comparable yield and the projected payment schedule for the notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2009	$10.0146	$10.0146
July 1, 2009 through December 31, 2009	$28.8995	$38.9141
January 1, 2010 through June 30, 2010	$29.7264	$68.6405
July 1, 2010 through December 31, 2010	$30.5770	$99.2175
January 1, 2011 through June 30, 2011	$31.4519	$130.6694
July 1, 2011 through December 31, 2011	$32.3518	$163.0212
January 1, 2012 through the Maturity Date	$21.6304	$184.6516

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

April 2009	Page 5

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor Trustee to JPMorgan Chase Bank, N.A.)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the notes by taking positions in the futures contracts, or options on the futures contracts, constituting the index position. Such hedging or trading activity could adversely affect the value of the index on the pricing date, which may affect the value at which the index must close on the determination date before you would receive a payment at maturity that exceeds the stated principal amount of the notes.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for capital protected notes.

Benefit plan investor considerations:	See “Benefit Plan Investor Considerations” in the prospectus supplement for capital protected notes.
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for capital protected notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

April 2009	Page 6

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Hypothetical Payout on the Notes

At maturity, for each $1,000 stated principal amount of notes that you hold, you will receive the stated principal amount plus a supplemental redemption amount, if any, calculated on the determination date as follows:

(i) $1,000 times (ii) the index percent change times (iii) the leverage factor, provided that the supplementalredemption amount will not be less than $0.

Example:

The hypothetical final index value is 3% greater than the hypothetical initial index value.

Hypothetical initial index value:	130.00
Hypothetical final index value:	133.90
Hypothetical leverage factor:	7.75
Supplemental redemption amount per note:	$1,000 x [(133.90 – 130) / 130] x 7.75 = $232.50
Total payment at maturity per note:	$1,000 (stated principal amount) + $232.50 (supplemental redemption amount) = $1,232.50

The table below illustrates the hypothetical payment at maturity (including, where relevant, the payment of the supplemental redemption amount), for a hypothetical range of index percent change and a hypothetical leverage factor of 7.75.  The table does not cover the complete range of possible payouts at maturity.

All payments on the notes, including the repayment of principal and the supplemental redemption amount, are subject to the credit risk of Morgan Stanley.

Index percent change	Final index value	Stated principal amount	Supplemental redemption amount	Payment at maturity	Percent return on $1,000 note
7%	139.10	$1,000	$542.50	$1,542.50	54.25%
5%	136.50	$1,000	$387.50	$1,387.50	38.75%
4%	135.20	$1,000	$310.00	$1,310.00	31.00%
3%	133.90	$1,000	$232.50	$1,232.50	23.25%
1%	131.30	$1,000	$77.50	$1,077.50	7.75%
0.5%	130.65	$1,000	$38.75	$1,038.75	3.87%
0%	130.00	$1,000	$0	$1,000	0%
–5%	123.50	$1,000	$0	$1,000	0%
–10%	117.00	$1,000	$0	$1,000	0%
–20%	104.00	$1,000	$0	$1,000	0%
–30%	91.00	$1,000	$0	$1,000	0%
–40%	78.00	$1,000	$0	$1,000	0%

April 2009	Page 7

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Payment at Maturity

100% principal protection. At maturity, we will pay you at least $1,000 per note, plus the supplemental redemption amount, if any.  All payments on the notes, including the repayment of principal and the supplemental redemption amount, if any, are subject to the credit risk of Morgan Stanley.

The supplemental redemption amount based on the value of the index. The supplemental redemption amount will equal $1,000 times the leverage factor times the percentage, if any, by which the final index value exceeds the initial index value.  If the final index value is greater than the initial index value, the supplemental redemption amount will be calculated as follows:

supplemental redemption amount	=	$1000 x	leverage factor	x	(final index value – initial index value)
initial index value

where,
leverage factor	=	7.0 to 8.5, to be determined on the pricing date
initial index value	=	the index closing value on the pricing date
final index value	=	the index closing value on the determination date

If the final index value is less than or equal to the initial index value, the supplemental redemption amount will be zero. In no event will the supplemental redemption amount be less than $0.

April 2009	Page 8

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Risk Factors
The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on page S-16 of the accompanying prospectus supplement for capital protected notes.  We also urge you to consult with your investment, legal, tax, accounting and other advisers before you invest in the notes.

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The notes may not pay more than the stated principal amount at maturity.  If the value of the index has not increased or has declined at maturity from its initial index value and, accordingly, the index percent change is less than or equal to 0%, you will receive only the stated principal amount of $1,000 for each note you hold at maturity.

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The notes do not pay interest.  Because the supplemental redemption amount due at maturity may equal zero or may not be more than the yield which would be paid on an ordinary debt security, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security.

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There are risks related to the index strategy, which was developed by Morgan Stanley based on historical trends in the interest rate market.  The index uses a quantitative, rules-based strategy to determine whether to take a leveraged or deleveraged long or short position in a futures contract.  The quantitative methodology used by the index strategy is subject to significant risks, and, consequently, the index may not yield positive performance in the future.  Morgan Stanley designed the index strategy to exploit forward rate bias, which is an observed tendency of interest rate futures contracts to overestimate realized spot rates when interest rates are falling and to underestimate realized spot rates when interest rates are rising.  Morgan Stanley designed the index to optimize the returns that the index strategy would provide based on its quantitative analysis of the historical trends in the interest rate market since September 12, 1990 (the "index base date"). Consequently, we can give you no assurance that the historical trends in this limited time period, including the observed forward rate bias, will continue in the future.  Moreover, since the index was designed specifically to take advantage of these trends based upon that historical data, future changes, possibly even small changes, in the structure of and trends in the interest rate market could mean that the quantitative methodology used by the index strategy would no longer be able to take advantage of future movements in the interest rate market, and the index could decline in value, possibly significantly, as a result.  Even absent such changes in the market, the index methodology may be too tailored to the data from the historical period used to develop the index and therefore the index may not be able to replicate the positive results shown for that historical period in future periods, such as during the term of the notes.  Periods of greater than expected volatility in interest rate markets may increase the likelihood of the index strategy incorrectly identifying price trends in the futures contracts referenced by the index, which may adversely affect the future performance of the index.  In addition, the quantitative methodology used by the index strategy is not subject to change and so the index strategy will not be adjusted for changing conditions during the term of the notes in the interest rate market or otherwise.

The index’s leveraged or deleveraged long or short position in a futures contract is only rebalanced by the index strategy once every month.  The index position in the futures contract for any month applies throughout that month from the rebalancing date until the next rebalancing date in the following month and will not be adjusted between rebalancing dates in response to changes in interest rate market or economic indicators that may affect current interest rates or the prices of futures contracts.  Since the value of the index is calculated daily, such fluctuations between rebalancing dates may have an adverse impact on the value of the index at any time prior to or on the determination date of the notes, by resulting in declines in the index that would not have occurred, or the loss of certain gains that might have otherwise been realized, had the rebalances been effectuated more frequently.  Any such occurrences may adversely affect the supplemental redemption amount you receive at maturity, possibly significantly.

The index strategy reflects the performance of a 125% leveraged or 75% deleveraged long or short position in a futures contract.  The index strategy assigns a position leverage to increase or decrease the exposure of the index position when the index strategy’s indicators suggest that interest rate markets are moving strongly or not as clearly in favor of a long or short position.  If the market prices for the futures contracts on which the index value is based do not follow the interest rate trends identified by the index strategy’s indicators, a 125% leveraged index position will magnify the impact of adverse performance while a 75% deleveraged index position will diminish the impact of positive performance by the index strategy in the underlying position in the futures contract.

April 2009	Page 9

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

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The future performance of the index is uncertain.  Publication of the index began on February 27, 2009.  Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”) has retrospectively calculated hypothetical index values as though the index existed as of the index base date of September 12, 1990 with an initial value of 100.  While the index strategy is intended to identify and exploit trends in short-term interest rates and the prices of related futures contracts, the methodology used to perform these functions has a very limited history in its application.  Since the index strategy was designed by Morgan Stanley based on a quantitative evaluation of the historical data since the base date, we can give no assurance whether, or the extent to which, the index strategy will successfully predict future trends in short-term interest rates and the prices of the futures contracts. Consequently, given the general uncertainties regarding future trends in the interest rate market and because the index strategy was designed with the benefit of hindsight, historical performance of the index cannot be used as an indication of the future performance of the index during the term of the notes.

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An investment in the notes is subject to significant interest rate-related risks. The return on the notes is linked to an index referencing futures contracts on the interest rate applicable to Eurodollar deposits, and the price of the futures contract as well as the applicable interest rate may change unpredictably over short periods of time and affect the value of the notes in unforeseeable ways. Generally, interest rates are determined by factors including supply and demand in international money markets, which are influenced by macroeconomic, governmental, including monetary and fiscal policies, or speculative market factors, and other political factors.  Factors that may influence the prices of futures contracts include current interest rate levels and market expectation for interest rate levels in the future, supply and demand for the futures contracts, general economic, financial, political or regulatory conditions, monetary policies of the Board of Governors of the Federal Reserve System and other central banks, changes in the shape of the future interest rate yield curve, and inflation and expectations concerning inflation.  With periods of heightened volatility in global markets due to the current credit and financial crises, we can give you no assurance whether generally accepted economic indicators of interest rates and futures contracts will persist in the future in a manner that permits the index strategy to identify price trends in the futures contracts referenced by the index.  Fluctuations in interest rates and the prices of the futures contracts referenced by the index will affect the performance of the index at any time prior to or on the determination date of the notes and may cause the value of index to decline, possibly significantly.  You cannot predict the future performance of the index during the term of the notes based on the historical performance of the prices of the futures contracts referenced by the index or the historical performance of interest rate markets in general.

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The market price of the notes will be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the value of the index at any time and, in particular, on the determination date, the volatility (frequency and magnitude of changes in value) of the index, and of interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the prices of the futures contracts that constitute the index position, or financial markets generally, and that may affect the final index value, the time remaining to the maturity of the notes and any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the issue price if at the time of sale the value of the index is at or below its initial value or if market interest rates rise.

The value of that index can go down as well as up.  We cannot guarantee that the value of the index will increase so that you will receive a supplemental redemption amount and, therefore, an amount per note in excess of the stated principal amount of $1,000.

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The notes are subject to our credit risk, and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes, and, therefore, investors are subject to our credit risk and to changes in the market's view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

April 2009	Page 10

Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

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Adjustments to the index could adversely affect the value of the notes.  The publisher of the index may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, MSCS, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MSCS could have an economic interest that is different than that of investors in the notes insofar as, for example, MSCS is not precluded from considering indices that are calculated and published by MSCS or any of its affiliates.  If MSCS determines that there is no appropriate successor index, on the determination date the final index value will be computed by MSCS, as calculation agent, in accordance with the formula for calculating the index value last in effect prior to discontinuance of the index.

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The notes will not be listed, and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily.  MS & Co. may, but is not obligated to, make a market in the notes.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease making a market in the notes, it is likely that there would be little or no secondary market for the notes.  Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.

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The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests.  As calculation agent, MSCS will determine the initial index value, the final index value and the index percent change and will calculate the supplemental redemption amount, if any, you will receive at maturity.  Determinations made by MSCS, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of index business days and the selection of a successor index or calculation of the final index value in the event of a discontinuance of the index, may adversely affect the payout to you on the notes.

MSCS and other of our affiliates may from time to time engage in transactions involving the futures contracts referenced by the index for their proprietary accounts and/or for accounts of their clients. Such activities may not be for the benefit of the holders of the notes and may have a positive or negative effect on the value of these futures contracts and, consequently, a significantly adverse effect on the value of the index.  In addition, Morgan Stanley and its affiliates, including MS & Co., may from time to time issue derivative instruments in respect of the futures contracts referenced by the index, and the use of such derivatives may affect the prices of these futures contracts or the value of the index.  These and other activities carried out by Morgan Stanley and its affiliates, including MSCS as calculation agent, may present conflicts of interest and may affect the value of the index in ways detrimental to investors or prospective investors in the notes.

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Hedging and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the index.  MSCS and other affiliates of ours will carry out hedging activities related to the notes (and possibly to other instruments linked to the index or the futures contracts referenced by the index), including trading in these futures contracts as well as in other instruments related to these futures contracts.  MSCS and some of our other affiliates also trade in the futures contracts and other financial instruments related to the index or these futures contracts on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day we price the notes for initial sale to the public could potentially increase the initial index value and, as a result, could increase the value at which the index must close on the determination date before you receive a supplemental redemption amount greater than zero.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the value of the index and could affect the index value on the determination date and, accordingly, the amount of cash you will receive at maturity.

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Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Historical Information
The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the index from February 27, 2009 through April 6, 2009.  The closing value of the index on April 6, 2009 was 131.0287.  Also set forth below are indicative closing values for the index for each quarter in the period from January 1, 2004 through February 26, 2009.  Because S&P began public dissemination of the index on February 27, 2009, the closing values set forth below prior to February 27, 2009 are hypothetical values based on historical trading data for the futures contracts constituting the index, calculated by S&P as though the index had been published during that period.  We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification.  The index may experience periods of high volatility, and you should not take the historical values of the index as an indication of future performance.  We can give no assurance as to the final index value on the determination date.

Morgan Stanley Enhanced Eurodollar Rate Bias USD Index	High	Low	Period End
2004
First Quarter	126.0890	124.7769	125.9237
Second Quarter	125.8056	123.9931	124.1885
Third Quarter	124.3119	123.3469	123.6327
Fourth Quarter	124.3746	123.2775	124.2351
2005
First Quarter	125.4801	124.2816	125.2926
Second Quarter	125.1910	124.3947	124.6208
Third Quarter	125.5238	124.6399	125.5238
Fourth Quarter	126.0810	125.5238	125.8604
2006
First Quarter	126.6011	125.6717	126.5932
Second Quarter	127.3939	126.5142	127.1796
Third Quarter	127.3542	126.5949	126.9372
Fourth Quarter	127.1655	126.6994	126.7278
2007
First Quarter	126.9363	126.4521	126.8173
Second Quarter	126.8173	126.1761	126.3843
Third Quarter	127.2956	126.2423	127.1626
Fourth Quarter	128.6867	126.8877	128.6559
2008
First Quarter	131.1640	128.9287	130.7074
Second Quarter	130.4627	127.9240	128.8466
Third Quarter	130.2521	128.8386	129.6489
Fourth Quarter	131.1648	129.5061	131.0915
2009
First Quarter	131.5476	130.6364	131.3718
Second Quarter (through April 6, 2009)	131.3555	131.0287	131.0287

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Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

Annex A − The Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

The Morgan Stanley Enhanced Eurodollar Rate Bias USD Index (the “Index”) is a proprietary index, developed by Morgan Stanley.

The value of the Index (the “Index Value”) is calculated, maintained and published daily by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”) and displayed by Bloomberg under the ticker symbol “MSEERB.”  Publication of the Index began on February 27, 2009.  S&P has retrospectively calculated hypothetical Index Values as though the Index existed as of September 12, 1990 (the “Index Base Date”) with an initial Index Value of 100 using the same methodology as is currently employed.

Description of the Index

The Index reflects the performance of an algorithmic trading strategy (the “Index Strategy”) designed to identify and exploit the observed phenomenon that interest rate futures contracts, which are standardized contracts, traded on a futures exchange, to buy or sell a specified interest rate for a fixed short-term period starting at a certain date in the future, are generally not accurate predictors of the actual interest rates that are available in the markets on that future date.  In general, in a falling interest rate environment, the interest rates implied by the futures contracts (the “forward rates”) are typically higher than the actual, observed interest rates on that future date (the “spot rates”).  Conversely, in general, in a rising interest rate environment, the spot rates are typically higher than the forward rates implied by the futures contracts.  In the interest rate market, this observed trend is referred to as the “forward rate bias.”

The Index Strategy seeks to profit from this forward rate bias by measuring the daily market price performance of a hypothetical long or short investment in interest rate futures contracts that pay a specified rate of interest for three months starting one year from the date of the contract on “Eurodollars,” which are U.S. Dollar-denominated deposits maintained at banks outside the United States.  These futures contracts (the “futures contracts”) are traded on the Chicago Mercantile Exchange (“CME”) and are a financial instrument widely used to track trends in short-term interest rates applicable in a year's time since their market prices change continuously based upon new developments in the interest rate market as the future date specified in the contract (the “expiration date”) approaches.  An investor would purchase the futures contract if it believed the forward rate implied by the price of the futures contract is higher than the actual future spot rate on the expiration date will be and would sell the futures contract when it believed the reverse was true.  (Box 1 provides a general example of buying and selling futures contracts.)

Box 1: Buying and Selling Futures Contracts

Generally, futures contracts trade at prices that move inversely to short-term interest rates.  The forward rate implied in a futures contract (expressed as a percentage) can be found by subtracting the price of the futures contract from 100.  For example, a futures contract trading at 97.50 implies a forward rate of 2.5% per annum.  Each futures contract has a notional or face amount of $1,000,000, and interest is calculated as simple interest on a 30/360 basis for three months. Accordingly, when the futures contract is settled, every basis point (or 1/100 of 1%) movement in the price of a futures contract translates into a value of $25  ($1,000,000 x 0.0001 x 90/360) for the three-month period measured by the futures contract.

Buying (or “going long”) a futures contract will generate a profit if upon expiration, the relevant spot rate is lower than the forward rate implied by the futures contract price.  For example, if the spot rate on the expiration date of a three-month futures contract priced at 97.50 were 2% per annum, then the holder of a long position in that futures contract would realize a gain at settlement equal to the difference between three months of interest on the notional amount underlying the futures contract accrued at the implied forward rate of 2.5% per annum and three months of interest accrued at the lower spot rate of 2% per annum.  In this example, the gain on the futures contract for the three months would equal 50 basis points or $1,250 ($1,000,000 x 0.005 x 90/360).

Conversely, selling (or “going short”) a futures contract will generate a profit if, upon expiration, the relevant spot rate is higher than the forward rate implied by the futures contract price.  Using the example given in the immediately preceding paragraph, the holder of a short position in that futures contract would realize a loss at settlement equal to the difference between three months of interest on the notional amount underlying the futures contract accrued at the spot rate of 2% per annum and three months of interest accrued at the higher implied forward rate of 2.5% per annum.  In this example, the loss on the futures contract for the three months would equal 50 basis points or $1,250 ($1,000,000 x 0.005 x 90/360).

On a monthly basis, the Index Strategy determines whether to take a hypothetical long or short, leveraged or deleveraged position in these futures contracts based upon trends in the interest rate market as described below.

The Index Strategy is designed to identify and participate in these short-term interest rate trends by establishing and maintaining a simulated long or short position in a single futures contract (the “Index Position”) and making dynamic monthly adjustments to this futures contract in response to these trends. The Index Strategy should

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Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

be profitable, and the Index should increase over time, if, in general, the Index Strategy correctly identifies price trends that persist for longer and/or to a greater extent than was implied by market prices for the futures contracts that are used to implement the Index Strategy.

The Index Strategy will go long or short and will apply a leverage factor of either 75% or 125% to the simulated long position or simulated short position in the futures contract as further described below.  The Index Strategy dynamically adjusts each month whether to go long or short, leveraged (125%) or deleveraged (75%), by applying an algorithm based on fluctuations in short-term (one-week and three-month) interest rates.

To determine whether to take a long or short position, the Index Strategy utilizes a statistical test on the trends in 3-month U.S. Dollar LIBOR over the previous 42 business days (the “Market Indicator”).  The Market Indicator serves as a general measure of the trend in interest rate markets and is used to determine if the Index Position should be long or short (each, a “Position Sign”).  The Position Sign is long (to capture the generally observed forward rate bias) unless the Market Indicator shows a statistically significant upward trend based on the mean daily differences in the measured interest rates over the previous 42 business days and thereby signals a short Position Sign (to capture the observed tendency of forward rates to underestimate spot rates when market interest rates are rising). (The source for 3-month U.S. Dollar LIBOR is provided in Box 2.)

Box 2: Rate Sources
Currency	Name	Primary Source	Day Count
USD	3-Month U.S. Dollar LIBOR (the “Market Indicator”)	Bloomberg (US0003M <INDEX>)	Actual/360
USD	1-Week U.S. Dollar LIBOR (the “Fundamental Economic Indicator”)	Bloomberg (US0001W <INDEX>)	Actual/360

To determine the leverage or deleverage of the Index Position (the “Position Leverage”), the direction of a significant change in 1-Week U.S. Dollar LIBOR (the “Fundamental Economic Indicator”) is used in combination with the Market Indicator.  The 1-Week U.S. Dollar LIBOR generally correlates closely with the Federal Funds Target Rate and serves as a proxy for the current trend in interest rate markets as influenced by the actions of the Board of Governors of the Federal Reserve System of the United States.  The direction of the Fundamental Economic Indicator used to determine the Position Leverage is based on whether 1-Week U.S. Dollar LIBOR, as determined on the index business day prior to a Rebalancing Date (as defined below), has increased or decreased significantly since the index business day prior to the immediately preceding Rebalancing Date or whether it has not changed significantly over that period.  (The source for 1-Week U.S. Dollar LIBOR is provided in Box 2.)

The Index Strategy can assign four possible combinations of the Position Signs and the Position Leverages: long 125%; long 75%; short 75%; and short 125% (each, a “Strategy Signal”).  (Box 3 summarizes the Strategy Signals.) The Index Strategy will assign a value of positive 1 to the Market Indicator, resulting in a long Position Sign, unless the mean daily differences in 3-month U.S. Dollar LIBOR, accounting for standard deviation, over the previous 42 business days shows a statistically significant upward trend, in which case the Index Strategy will assign a value of minus 1 to the Market Indicator, resulting in a short Position Sign.  With respect to Position Leverage, the Index Strategy will also assign a value of positive 1 to the Fundamental Economic Indicator if 1-Week U.S. Dollar LIBOR, as measured by the Index Strategy according to the immediately preceding paragraph, has decreased by at least 12.5 basis points or a value of minus 1 if 1-Week U.S. Dollar LIBOR has increased by at least 12.5 basis points.  If 1-Week U.S. Dollar LIBOR has neither increased nor decreased by 12.5 basis points or more, the Fundamental Economic Indicator will remain unchanged.  Then, to determine Position Leverage, if the Market Indicator and the Fundamental Economic Indicator are aligned so that both have been assigned a value of positive 1 or negative 1, which suggests that the interest rate markets are moving more strongly in the direction indicated, a Position Leverage of 125% is assigned by the Index Strategy to the Index Position, which increases the exposure of the Index to that long or short position.  When the Market Indicator and the Fundamental Economic Indicator are not aligned, which suggests that the interest rate markets are not clearly moving

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Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

in one direction, the Position Leverage is reduced to 75%, which decreases the exposure of the Index to that long or short position.

Dynamic adjustments to the Index Position are executed on a monthly basis on the “Rebalancing Date” (which is the fifth index business day prior to the third Wednesday of every calendar month) based on application of the Index Strategy.  On each Rebalancing Date, the Index Strategy notionally rebalances the simulated position in the existing futures contract on the basis of a new Position Sign and Position Leverage as determined on the Rebalancing Date.  In addition, the rebalancing on every third month also unwinds the position on the existing futures contract and enters into a new contract for interest rates settling one year in the future in order to preserve the Index Position’s observation of future interest rates as described below.

For example, on the Index Base Date, the Index Position would take a simulated position in a three-month futures contract settling in 12 months (a “12x15 contract”) based upon interest rates applicable to the three-month period starting on that 12th month and ending on the 15th month in the future. At the first Rebalancing Date and the second Rebalancing Date following the Index Base Date, the simulated position in the 12x15 contract would be allowed to “age” in that the Index Position would maintain the existing 12x15 contract, but the simulated position in that contract would be rebalanced by the Index Strategy in accordance with the Position Sign and the Position Leverage.  The Index Strategy would close out the simulated long or short position and the leveraged or deleveraged position and enter into a new simulated position on the same 12x15 contract by applying the Strategy Signals.  On the third Rebalancing Date following the Index Base Date, and each third Rebalancing Date thereafter, the simulated position in the existing 12x15 contract would be closed completely, and the Index Strategy would take a simulated position based upon the Strategy Signals in a new 12x15 contract settling in 12 months from that Rebalancing Date.

How the Index Value is Calculated

On every index business day, the Index Value is determined by calculating the net result of the simulated gain or loss that would be achieved, based on current market prices, if the simulated position in the futures contract were hypothetically settled on that index business day; although, in practice, such position will not be hypothetically closed out until the applicable Rebalancing Date. A gain (or loss) from the notional liquidation of the simulated position in the futures contract on each index business day will be measured in basis points or “ticks.”  These ticks will be added to (or subtracted from) the Index Value.

Box 5:  Hypothetical Examples of Index Calculations

For example, if the Index Position is a simulated long position in a futures contract priced at 97.50 (corresponding to an implied forward rate of 2.5% per annum) and the price of the futures contract moves to 97.55 on the next index business day, the Index Value would increase by 5 ticks, or 0.05%, multiplied by the Position Leverage (6.25 ticks if the Position Leverage is 125% or 3.75 ticks if the Position Leverage is 75%).  Similarly, if the simulated position in the previous example were a short position, the Index Value would decrease by 5 ticks, or 0.05%, multiplied by the Position Leverage.  A short position can lead to an increase in the Index Value if, for example, the Index Position is a simulated short position in a futures contract priced at 97.50 (corresponding to an implied forward rate of 2.5% per annum) and the price of the futures contract moves to 97.45.  In this case, the Index Value would increase by 5 ticks, or 0.05%, multiplied by the Position Leverage.

The Index Value on any index business day will equal the gain or loss that would have been achieved upon the hypothetical liquidation of the open simulated position in the futures contract held in the Index Position at 2:00 p.m. in the City of Chicago, based on the futures contracts prices published by the CME at that time on such day.  In general, the Index Value should show a positive gain on an index business day if:

➢	The Index Position is long a futures contract and the spot rate for Eurodollar deposits has declined; or

➢	The Index Position is short a futures contract and the spot rate for Eurodollar deposits has increased.

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Capital Protected Notes due April 27, 2012
Based on the Value of the Morgan Stanley Enhanced Eurodollar Rate Bias USD Index

The Index Calculation Agent

The Index has been developed by Morgan Stanley & Co. Incorporated (the “Index Sponsor”).  The Index is calculated daily and dynamically adjusted monthly by S&P (the “Index Calculation Agent”).  The Index Calculation Agent is responsible for calculating, maintaining and publishing daily the Index pursuant to and on the basis of the Index Strategy.  The Index Calculation Agent has been appointed by the Index Sponsor.

The Index is the exclusive property of the Index Sponsor, which has contracted with the Index Calculation Agent to maintain and calculate the Index.  The Index Calculation Agent shall have no liability for any errors or omissions in calculating the Index.

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